Filed by BioCryst Pharmaceuticals, Inc. (Commission File No. 000-23186)
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: Astria Therapeutics, Inc.
Commission File No.: 001-37467

The following communication is being filed in connection with the proposed acquisition (the “Merger”) of Astria Therapeutics, Inc. (“Astria”) by BioCryst Pharmaceuticals, Inc. (“BioCryst”).

The following is a transcript of a conference call hosted by BioCryst on October 14, 2025 to discuss the announcement of the Merger. The slides that are referred to herein were previously filed by BioCryst with a Current Report on Form 8-K and pursuant to Rule 425 on October 14, 2025.

Acquisition of Astria Therapeutics, Inc. by BioCryst Pharmaceuticals, Inc. Call
2025-10-14
Company: BioCryst Pharmaceuticals, Inc.
Ticker: BCRX-US

Company Participants:
•	Nick Wilder - BioCryst Pharmaceuticals, Inc., Manager-Investor Relations
•	Jon P. Stonehouse - BioCryst Pharmaceuticals, Inc., Chief Executive Oﬃcer & Director
•	Charles K. Gayer - BioCryst Pharmaceuticals, Inc., President & Chief Commercial Oﬃcer
•	Babar Ghias - BioCryst Pharmaceuticals, Inc., Chief Financial Oﬃcer & Head-Corporate Development

Other Participants:
•	Stacy Ku - Analyst
•	Laura Chico - Analyst
•	Steven Seedhouse - Analyst
•	Brian Abrahams - Analyst
•	Jonathan Wolleben - Analyst
•	Gena Wang - Analyst
•	Maury Raycroft - Analyst
•	Jessica Fye – Analyst

Presentation

MANAGEMENT DISCUSSION SECTION

Operator: Good day, and welcome to the BioCryst Pharmaceuticals Conference Call. All participants will be in a listen- only-mode. After today's presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

I would now like to turn the conference over to Nick Wilder with BioCryst. Please go ahead.

Nick Wilder: Good morning, and welcome to BioCryst's conference call to discuss its proposed acquisition of Astria Therapeutics. Participating with me today are CEO, Jon Stonehouse, President and Chief Commercial Oﬃcer, Charlie Gayer, and Chief Financial Oﬃcer, Babar Ghias. A press release and slide presentation about today's news are available on our Investor Relations website.

Today's conference call will contain forward-looking statements, including statements related to the proposed transaction, including ﬁnancial estimates and statements as to the expected timing, completion, and eﬀects of the transaction. These statements are subject to known and unknown risks and uncertainties, which may cause our actual results, performance, or achievements to be materially diﬀerent from any future results or performance expressed or implied in this presentation. For additional information, including a detailed discussion of these risks, please refer to slides 2 and 3 of the presentation.

I'd now like to turn the call over to Jon Stonehouse.

Jon P. Stonehouse: Thanks, Nick. We are very excited to announce the acquisition of Astria today. This strategic move will be the source of the next product to market for BioCryst that supports our strategy in several ways. Let me start by reminding you of the growth pillars of our strategy, so you understand where the deal ﬁts. The ﬁrst pillar is we have a highly proﬁtable growing product in ORLADEYO that is on its way to $1 billion at peak around the end of the decade and IP protection out to 2040. ORLADEYO is the source of double-digit revenue growth for the next few years before we bring other products to market.

The other two pillars are intended to answer. So, what comes after ORLADEYO? The sources for this are discovery engine and business development. In both cases, we're focused on rare disease assets as we've built a highly eﬀective commercial engine and supporting infrastructure to drive ORLADEYO growth. This will be leveraged to support and drive growth and proﬁt for future rare disease products.

So, the next products to fulﬁll this strategy are: from our discovery team, we are currently developing BCX17725, a promising early-stage compound to address patients living with Netherton syndrome. And today, with the announcement of the acquisition of Astria, we are adding a late-stage compound for patients with HAE, navenibart to our pipeline. We believe navenibart is a perfect ﬁt next product for our company and Charlie and Babar will explain why.

With that, I'll pass the call to Charlie.

Charles K. Gayer: Thanks, Jon. We have watched Astria with great interest for several years because we knew they were developing something special. So, this is a very exciting day for us. Beyond what this transaction means for BioCryst, we believe it will mean even more for patients. BioCryst started engaging with the HAE community over a decade ago when we began our ﬁrst oral therapy development program. What we learned then and have continued to learn over the many years is how important it is for patients to have treatment options that meet their needs.

With ORLADEYO, it was the promise of a safe and eﬀective targeted oral therapy to prevent attacks. And we are grateful to the patient community because we would not have succeeded without their support and encouragement. ORLADEYO continues to grow as expected. We had another strong quarter for demand in Q3, in line with what we've seen over the past two years, with no impact from new competition.

This tells us what we already know from our deep market insight work. Patients only switch therapy if another option satisﬁes an unmet need in a meaningful way. We believe navenibart is a potentially transformative therapy that will meet the needs of many patients, particularly those who are already on injectable prophylaxis therapy. That's about 5,000 HAE patients in the United States alone.

The potential for navenibart to be transformative is especially true for patients on Takhzyro, the current market leader. Takhzyro is a very eﬀective drug, and Takhzyro and ORLADEYO have established kallikrein inhibition as the standard for HAE prophylaxis. But roughly 70% to 80% of patients on Takhzyro require injections every two weeks based on real-world data presented by the manufacturer. A sizable proportion of patients are willing to treat that way, despite a high rate of injection pain because the treatment controls their attacks.

But what if they could control their attacks with similar eﬃcacy with an injection that doesn't hurt and do it two times to four times per year instead of 24 times or even 12 times per year? Low dosing frequency is the main remaining unmet need identiﬁed by HAE patients and their physicians, and they see every three months dosing as the tipping point that would motivate a switch. That is the potential of navenibart.

The opportunity to bring this potentially best-in-class product to patients is incredibly exciting for us. We believe our team at BioCryst is second to none in terms of commercial execution in the rare disease and HAE space. Our team has deep HAE experience. We have the ability to use real-time customer data. We have the ability to market directly to thousands of HAE patients and HAE treaters. This experience and expertise will allow us to accelerate the launch curve for navenibart and help the greatest number of patients, even as ORLADEYO reaches and maintains peak revenue of $1 billion. With the two products together, we believe our HAE portfolio could drive double-digit annual revenue growth that will reach at least $1.8 billion by 2033.

I'll turn it over to Babar to describe this transaction in more detail and how it will be transformative for BioCryst.

Babar Ghias: Thanks, Charlie. On our last earnings call, right after we announced the sale of our European business, we emphasized the role of BD as one of our key growth pillars that Jon described earlier. We shared that this growth could come from both HAE and non-HAE opportunities, as our plan is to be a rare disease consolidator. We said that the ﬁrst deal needs to make very clear strategic sense. And while ﬁnding the right opportunity can take some time, I am thrilled that our ﬁrst transaction checks all the strategic boxes and timing could not be more perfect.

ORLADEYO continues to deliver strong performance. And with a steady state cost structure, every dollar of growth is now contributing signiﬁcantly to our operating proﬁtability and cash ﬂow generation. With the addition of navenibart to our portfolio, upon closing of the transaction, we will be poised to deliver double-digit growth upon potential approval and more impressively, on a signiﬁcantly larger revenue base. We expect very minimal incremental SG&A investment required to commercialize navenibart, as we have put in place already one of the best commercial engines in the rare disease space. That low investment, combined with accelerated revenue, is expected to supercharge our earnings growth well into the next decade.

Let me comment on the near-term ﬁnancial impact of the acquisition. We have shared with you that with the closing of the sale of our European business, our cost structure will be simpliﬁed, and our operating proﬁtability on a standalone basis is expected to signiﬁcantly improve. So, even after absorbing the R&D development spend of navenibart, we will remain highly proﬁtable on a non-GAAP basis and cash ﬂow positive. We expect the ﬁrst full year of revenue after navenibart's anticipated launch, we will be signiﬁcantly accretive to operating proﬁt. We will guide to the relevant combined numbers post-closing of the transaction, which is expected in Q1 of 2026.

We will be ﬁnancing this acquisition with a mix of BioCryst's equity issue to Astria shareholders to enable them to participate in the upside here and the remainder with cash. With the sale of our European business, we have retired the remaining Pharmakon debt of approximately $200 million. To ﬁnance this new acquisition, we have entered into a strategic ﬁnancing partnership with Blackstone at a highly attractive cost of capital, with access to up to $400 million of cash for this transaction.

Due to our continued growth behind ORLADEYO and improving cash ﬂow proﬁle, we anticipate to achieve over $1 billion of cash on hand by 2029. Our plan is to continue our strategy of becoming a rare disease consolidator, and the partnership with Blackstone provides us with further access to capital. This acquisition timing is perfect as we are hitting so many critical milestones for the business. But most importantly, I'm excited about what this means for the patients. We are uniquely positioned to continue the growth of ORLADEYO and accelerate the vision of navenibart, meeting the needs of patients with multiple therapeutic options.

We will now open the call for Q&A.

QUESTION AND ANSWER SECTION

Operator: We will now begin the question-and-answer session. The ﬁrst question today comes from Jessica Fye with JPMorgan. Please go ahead. Jessica, your line is open. You may ask your question.

Answer – Jon P. Stonehouse: Operator, you can go to the next question.

Operator: The next question comes from Stacy Ku with TD Cowen. Please go ahead.

Analyst: Stacy Ku

Question – Stacy Ku: Hi. Congratulations on this announcement, and thanks so much for taking our questions. So, ﬁrst, just curious because you've been getting some investor feedback and questions. There is some precedence with Shire's acquisition of Dyax, but just comment maybe high level your level of conﬁdence, what you are putting together, maybe the diﬀerences between oral and injectable in the market space, and let's say, separation there as we think about the Q1 closing. So, that's the ﬁrst question.

And then, when it comes to the competitive landscape, can you just maybe talk about what work the team did when it comes to both public and private companies in the HAE prophylaxis space and how you landed on navenibart? So, that's the second, especially as we think about maybe some of the private companies that are coming along.

And then, the last question is maybe on navenibart development. Do you expect early 2027 and we understand this is still early days, but just given your relationships and assuming Q1 closing, you expect early 2027 will be conservative timing for results? Thank you so much.

Answer – Jon P. Stonehouse: Yeah. Let me take the ﬁrst one, then, Charlie you can take the next two. So, the ﬁrst one regarding precedent in the space of companies having more than one product like Takeda now. Yeah, there's more than one CSL as well. And so, there's deﬁnitely tons of precedent and there's tons of competitors in the space. So, we think – and Charlie said in his prepared remarks, these complement each other really well, and there's plenty of patients that still seek injectables that we think are an opportunity for us.

Charlie?

Answer – Charles K. Gayer: Thanks, Jon. Yeah. And what I'll add to the oral versus injectable as well is that patients tend to have a very clear preference based on where they are. So, brand new patients to prophy really prefer oral. Patients who are already doing well on an injectable would prefer to have an injectable that even better meets their needs speciﬁcally with dosing. And so, that's where we think that this makes a lot of sense.

As far as the landscape for competition, as I mentioned in my prepared remarks, the real tipping point for patients on injectable therapy today that would make them switch is every three months dosing or better. And we think that navenibart with a known proﬁle with that potential for three-month to even six-month dosing and the fact that they are oﬀ to a good start with their clinical program gives this product a ﬁrst- mover advantage. And so, as we've looked at other products, we think that navenibart is likely to be the ﬁrst one to launch with that proﬁle. And then, sorry, Stacy, I forgot your...

Answer – Jon P. Stonehouse: The last one was topline data in early 2027.

Answer – Charles K. Gayer: Topline, yeah. So, we think that, again, Astria has got a very strong team, they're doing all the right things. So, early 2027 data will be great. Of course, when we're able to complete this transaction, we have a lot of experience as well, and we'll do whatever we can to keep that timeline or improve it if we can.

Answer – Jon P. Stonehouse: And Stacy, the last thing that I'd say on your second question is this is sticky market as you very well know. And that ﬁrst-mover advantage, if you've got patients that are well-controlled with really convenient dosing, they're not going to switch to something at similar dosing.

Question – Stacy Ku: Okay, wonderful. Well, congratulations. We obviously done a lot of work in the HAE space and also really like Astria. So, thanks.

Answer – Jon P. Stonehouse: Great. Thank you.

Operator: The next question comes from Laura Chico with Wedbush Securities. Please go ahead.

Analyst: Laura Chico

Question – Laura Chico: Good morning. Thanks very much for the question, and congrats on the deal. I'm not sure who to direct the question to Jon, Babar. But could you talk a little bit more about the downstream revenue opportunities for navenibart and kind of how you're building your assumptions there on the market opportunity and just kind of the overall peak assumptions? And then, secondly, could you share any color on whether this was a competitive process? Thank you.

Answer – Babar Ghias: So, yeah. So, I think on the revenue, as we have shared with you, ORLADEYO continues to be $1 billion product. Naturally, we have a very high level of conﬁdence on the navenibart product, and – so, at this point, we're not sharing any projections. But what I can share with you very conﬁdently is beyond it navenibart starts to hit our proﬁle right when the growth for ORLADEYO comes to a steady state, so that enables us to basically build on to that double-digit growth and dwell into the next decade. So, I think we are very conﬁdent that with the machinery that we have put in place we will absolutely deliver on that double-digit growth.

Answer – Jon P. Stonehouse: And on the second question around competitive process, the proxy will go out from Astria and you'll know the details of the process.

Question – Laura Chico: Thanks very much, guys. Congrats.

Answer – Jon P. Stonehouse: Thank you.

Operator: The next question comes from Steven Seedhouse with Cantor. Please go ahead.

Analyst: Steven Seedhouse

Question – Steven Seedhouse: Good morning. Thanks for taking the question, and congratulations on the proposed deal. Two questions. One is, I guess, I'm interested or maybe even surprised that you're not planning to develop the OX40 antibody that you're getting from Astria here as well. Is that because it doesn't ﬁt in the sort of orphan disease strategic focus or is there something else to say there? And then also, would ask you to sort of expand your comments on just appetite for additional deals after this. Where does this leave you in terms of what you're thinking about in terms of being acquisitive going forward?

Answer – Jon P. Stonehouse: Yeah. So, I'll take the ﬁrst one and Babar will take the second. On OX40, we think it's a really interesting product, but it's not rare disease and it's better in the hands of somebody that’s in that area. So, that's the reason, that's the rationale. So, you're correct.

Babar?

Answer – Babar Ghias: Yeah. So, I think we've done a very transformative major acquisition. So, our ﬁrst plan is to make sure that we make navenibart the priority and integrate this acquisition well. But naturally speaking, ORLADEYO will continue to put points on the board. And as we said that while we anticipate that by 2029 we'll have $1 billion cash balance, we are not going to sit on that. So, our plan, once we've integrated, once we've made sure navenibart is on its way to potential enrollment success as it continues to do, we will be looking at other opportunities as well.

Answer – Jon P. Stonehouse: Yeah. And I think – listen, I've been in BioCryst for almost 19 years. This team just showed you that they have an appetite for this, and we'll continue to do this.

Operator: The next question comes from Brian Abrahams with RBC Capital Markets. Please go ahead.

Analyst: Brian Abrahams

Question – Brian Abrahams: Hey, guys. Good morning. Thanks for taking my questions, and congrats on the deal. Just commercially speaking, what are some of the diﬀerent considerations to take into account for marketing of long-acting injectable in the space? It sounds like there's going to be limited additional SG&A spend, but I'm just curious how that might adjust and where you might be making the commercial investments.

And then, just secondarily, it sounds like most patients are on Takhzyro every two weeks and every three-month dosing could be a tipping point, but HAE is also – can be a sticky market. So, I guess, I'm curious what your market research tells you could be the potential conversion of patients from current to future long- acting injectables and maybe the types of patients who would switch. Thanks.

Answer – Jon P. Stonehouse: Charlie, you want to take those?

Answer – Charles K. Gayer: Sure. Brian, so, as far as the diﬀerent considerations, clearly as we've laid out, patients have strong preferences one way or another based on where they are in the market and so that'll be a big part of our marketing campaign. I think another really important part is getting patients access to therapy, and we've built what we think is also a second to none program with helping patients with patient services and market access. We've done a great job with ORLADEYO, and we would expect to do a great job with navenibart, given our services and the proﬁle of the product.

And as far as additional investments, we have – we continue to believe we have the sales force that is the right size out there. We've got a great marketing team. There'll be incremental investments as we continue to grow with ORLADEYO on the patient services and market access side. But there really don't need to be huge investments. We – one thing we do, do also very well is develop real-world evidence around our product, and we would expect to do that in the future with navenibart. It's been an important part of our ORLADEYO story. It will be an important part of navenibart as well in the future.

Answer – Jon P. Stonehouse: I mean, here's a simple exercise for those of you that cover Astria as well that if you take our model with the growth of SG&A that you have planned and you take the revenue from navenibart and you take the development costs for navenibart and that's it and run that model.

Question – Brian Abrahams: Thanks.

Answer – Jon P. Stonehouse: Yeah.

Operator: The next question comes from Jon Wolleben with Citizens. Please go ahead.

Analyst: Jonathan Wolleben

Question – Jonathan Wolleben: Hey, good morning, guys, and congrats on the transaction. I'm wondering if you could talk a little bit about the conﬁdence you have around Astria's early dataset being relatively small and open label and what you anticipate to see in a Phase 3 proﬁle. And if you think these impressive eﬃcacy rates will stand up or is this going to be the longer duration driving adoption or if it's going to be a competitive proﬁle? So, just if you could talk a little bit about what you want to see in a target product proﬁle coming out of a Phase 3 trial.

Answer – Charles K. Gayer: Yeah. Thanks, Jon. We're very impressed with the early data from Astria. And if you recall going back to lanadelumab in the early days, lanadelumab also showed very impressive early data in a Phase 1b study. So, that's a real analogue to what Astria shows. The diﬀerence being, of course, navenibart has the three-month to six-month dosing and greater than 90% attack reduction across both doses is very impressive to us.

So, where we think the need for eﬃcacy in the market is largely met across the board. For some patients if they don't get eﬃcacy on one product, they have other options, which is great for patients and they move. But the market isn't looking for more eﬃcacy. What it's looking for is less burdensome dosing, and that's what navenibart has the potential to provide with every three-month to six-month dosing. And what we've seen in our market research, again, is that – that three-month proﬁle with very low to no injection site pain is really something that gets patients attention, and we think is a tipping point to what will make them switch.

Question – Jonathan Wolleben: And Charlie, the projections you guys gave out today, is that assuming just the every three-month works or that the six-month works as well or is that an upside scenario to what you guys are thinking about?

Answer – Charles K. Gayer: No, it's really a blend of both. But three-month alone is the really signiﬁcant thing, six months is just icing on the cake.

Question – Jonathan Wolleben: Got it. All right. Thanks, Charlie.

Operator: The next question comes from Gena Wang with Barclays. Please go ahead.

Analyst: Gena Wang

Question – Gena Wang: Thank you for taking my questions. Also, congrats on the deal. So, maybe two questions regarding – one is, what will be additional clinical trial cost before the data readout in early 2027? And a second, when I look at the Phase 3 trial design, they do have a three cohorts and there was a placebo. So, total trial size is relatively small. Maybe if you can share little bit thoughts on the trial design. Is there any cohort positive or cohorts versus placebo to be positive and there were clear positive outcomes? So, if you can share a little bit more color on the ALPHA or a bit clinical trial design and maybe some assumption behind it.

Answer – Jon P. Stonehouse: Babar, do you want to take the ﬁrst one on the cost and Charlie, you take the trial design?

Answer – Babar Ghias: Yeah. So, Gena, thanks for the question. So, we have not – we will not be actually giving guidance as to the projections of the spend right now because the transaction is still pending approvals. Once the transaction closes, we will be back and revise the operating guidance for 2026 when we are ready to do so. Having said that, as I said before as well that with the divestiture of the European business, our standalone business is going to deliver strong operating proﬁt growth. And even when we add the development spend, when we will guide you at the right time, you'll see our proﬁtability will remain quite strong. So, maybe I'll hand it to Charlie for the second question.

Answer – Charles K. Gayer: Sure. We think that the Astria team has been really smart in how they've designed this trial, given the precedence in the HAE space, but also given the newness of every three-month to six-month dosing. So, based on the likely eﬃcacy of this product, we think that all three cohorts are likely to show statistical signiﬁcance. The key is just getting them all enrolled, and we think that the Astria team is oﬀ to a really good start on this.

Question – Gena Wang: Thank you.

Operator: The next question comes from Maury Raycroft with Jeﬀeries. Please go ahead.

Analyst: Maury Raycroft

Question – Maury Raycroft: Hi, good morning. Congrats on the update, and thanks for taking my question. Maybe just a follow-up to just how you're thinking about the $1.8 billion assumptions there. In the past, you showed a Monte Carlo simulation with some projections for navenibart and it seems higher today. So, just what's changed since then for your projections and how do you view the future breakdown in market share for both ORLADEYO and navenibart?

Answer – Babar Ghias: Yeah. So, just to clarify, we are not giving projections on navenibart. As we highlighted, that is based on a Wall Street consensus average number. But as we have said repeatedly that we feel very conﬁdent that ORLADEYO is on its path to $1 billion product.

And with respect to the projections, yes, you're right. We do a highly, highly comprehensive market survey in terms of all the products and thing. But I think it's important to note what it does not tell you is the execution risk for some of these products. And that's where I think people underappreciate how diﬃcult it is to commercialize a rare disease product and particularly in a space where there are many incumbents. And we have repeatedly shown that, we continue to show that. So, that is why I think we feel so conﬁdent in terms of hitting that double-digit revenue growth on a going forward basis when ORLADEYO starts to become a steady state product.

Answer – Charles K. Gayer: Fine. I'd just add to Babar's point about execution is if this deal goes through we have the better part of three years to prepare for the execution, and our team is ready for that.

Answer – Jon P. Stonehouse: Yeah. Honestly, I would argue there's no better team to launch this drug than BioCryst, right, with the experience that we've had with ORLADEYO.

Operator: The next question comes from Serge Belanger with Needham & Co. Please go ahead.

Unidentiﬁed speaker

Question – Unidentiﬁed speaker: Hi. Good morning, everyone. This is John on for Serge today. Congrats on the acquisition. I just wanted to double click on the commercial dynamics between ORLADEYO and navenibart that is if navenibart is approved. Would you expect any potential pressure to ORLADEYO considering the improvements in dosing and the levels of eﬃcacy that navenibart could provide, even considering the stickiness between the market segments? And then, second, quickly, if you could provide any color on the IP landscape for navenibart right now, that'd be great. Thanks.

Answer – Charles K. Gayer: Sure. Thanks, John. On the ﬁrst question, with any pressure between the two, what we've shown repeatedly and described repeatedly is that when patients start ORLADEYO 60% of them make it to a year because they're doing really well and very few of them drop oﬀ after that. So, we expect that dynamic to continue. We think the great opportunity potentially with navenibart is those other 40% may choose to move over to in every three-month or six-month dosing with navenibart. So, we don't expect pressure on ORLADEYO. We expect that the two products can oﬀer patients what they need in an oral or in a injectable setting.

And as far as the IP landscape, we're very comfortable with their IP out to 2042.

Answer – Jon P. Stonehouse: Yeah. And that was a key component in the diligence process.

Operator: The next question comes from Jessica Fye with JPMorgan. Please go ahead.

Analyst: Jessica Fye

Question – Jessica Fye: Hey, guys. Good morning. Thanks for taking the question. Can you speak to your conﬁdence that the FTC will be comfortable with this transaction? Thank you.

Answer – Jon P. Stonehouse: Yeah. We have no reason to believe that we won't be successful with the regulators, and there's tons of competitors in the market currently and there's more coming. So, very conﬁdent. Sorry we lost you there, by the way.

Question – Jessica Fye: Thank you.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over for any closing remarks.

So, let me wrap up with this. We've been saying for a while that BD is a key component to our strategy. And as Babar said earlier, we're also been seeing that the ﬁrst deal needs to make a lot of sense. And so, good ﬁt, high probability of success, right timing in terms of gap ﬁller with our pipeline, and then driving revenue growth into the next decade. And today, I believe we've announced a deal that checks all those boxes. So, as always, thank you for your interest in BioCryst. We look forward to continuing to keep you updated. Have a great day.

Operator: The conference is now concluded. Thank you for attending today's presentation. You may now disconnect.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this document which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act.  Forward-looking statements are based on, among other things, BioCryst management’s beliefs, assumptions, current expectations, estimates and projections about the economy and BioCryst and Astria and the industry in which they operate.  Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements include statements regarding, among other things, the expected benefits of the Merger and BioCryst’s ability to recognize the benefits of the Merger, the anticipated timing of the closing of the Merger, the anticipated financial impact of the Merger, BioCryst’s or the combined company’s performance following the Merger, including future financial and operating results, anticipated approval and commercialization of navenibart, pharmaceutical research and development, such as drug discovery, preclinical and clinical development activities and related timelines, and BioCryst’s and Astria’s plans, objectives, expectations, intentions, growth strategies and other statements that are not historical facts. BioCryst cautions readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive agreement governing the Merger (the “Merger Agreement”); the outcome of any legal proceedings that may be instituted against BioCryst or Astria; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger) and Astria stockholder approval or to satisfy any of the other conditions to the Merger on a timely basis or at all; the possibility that the anticipated benefits of the Merger, including anticipated synergies, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BioCryst and Astria do business; the significant indebtedness BioCryst expects to incur in connection with the Transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; risks relating to the potential dilutive effect of shares of BioCryst common stock to be issued in the Merger; and other factors that may affect future results of BioCryst, Astria and the combined company.  Additional factors that could cause results to differ materially from those described above can be found in BioCryst’s Annual Report on Form 10-K for the year ended December 31, 2024, BioCryst’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, Astria’s Annual Report on Form 10-K for the year ended December 31, 2024, Astria’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025, and in other documents BioCryst and Astria file with the SEC, which are available on the SEC’s website at www.sec.gov.

Important Additional Information and Where to Find It

In connection with the Merger, BioCryst will file with the SEC a registration statement on Form S-4 (the “registration statement”), which will contain a proxy statement of Astria and a prospectus of BioCryst (the “proxy statement/prospectus”), and each of BioCryst and Astria may file with the SEC other relevant documents regarding the Merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY BIOCRYST AND ASTRIA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIOCRYST, ASTRIA AND THE MERGER.  When final, a definitive copy of the proxy statement/prospectus will be mailed to Astria stockholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus, as well as other filings containing information about BioCryst and Astria, free of charge from BioCryst or Astria or from the SEC’s website when they are filed.  The documents filed by BioCryst with the SEC may be obtained free of charge at BioCryst’s website, at www.biocryst.com, or by requesting them by mail at BioCryst Pharmaceuticals, Inc., 4505 Emperor Boulevard, Suite 200, Durham, North Carolina 27703, Attention: Corporate Secretary. The documents filed by Astria with the SEC may be obtained free of charge at Astria’s website, at www.astriatx.com, or by requesting them by mail at Astria Therapeutics, Inc., 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts, 02210, Attention: Investor Relations. The information included on BioCryst’s and Astria’s websites is not incorporated by reference into this document.

Participants in the Solicitation

BioCryst and Astria and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Astria in respect of the Merger.  Information about BioCryst’s directors and executive officers is available in BioCryst’s proxy statement, dated April 24, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by BioCryst with the SEC.  Information about Astria’s directors and executive officers is available in Astria’s proxy statement, dated April 28, 2025, for its 2025 Annual Meeting of Stockholders, and other documents filed by Astria with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BioCryst or Astria as indicated above.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.